March 9, 2012
DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

VIA EDGAR, OVERNIGHT DELIVERY AND ELECTRONIC MAIL

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Registration Statement on Form S-1
Filed January 25, 2012
File No. 333-179148

Dear Mr. Riedler:

We are counsel to Xstelos Holdings, Inc. (the “Company”), and in such capacity we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporate Finance (the “Comment Letter”), dated February 21, 2012, with regard to Registration Statement on Form S-1 (“Registration Statement”) filed with the Commission on January 25, 2012.

The Company submitted to the Commission today, via EDGAR, Amendment No. 1 to the Registration Statement including, where necessary, additional information, exhibits or amendments requested by the Staff (together, the “Amended Materials”).  To assist the Staff in reviewing the Amended Materials, we are sending via UPS a copy of this letter and copies of Amended Materials, which have been marked to show changes from the Registration Statement.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.  The responses below follow the sequentially numbered comments from the Comment Letter.

Upon review of the Registration Statement, the Company also made such additional changes that it deemed appropriate.

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

March 9, 2012

The Company acknowledges the Staff’s comment.

2.
We note that there are additional exhibits that still need to be filed.  Please provide these exhibits as promptly as possible.  Please note that we may have comments on these materials once they are provided.

The Company has filed all exhibits to the Registration Statement listed in the Exhibit Table.

Prospectus Cover Page

3.
We note that on the prospectus cover page and throughout your filing, you state that it is anticipated that your common stock will be quoted on the OTC Bulletin Board quotation system on or promptly after the date of this prospectus.  Please revise your disclosure to clarify whether you have taken the appropriate steps to be quoted on the OTCBB.  If you have not, please delete reference to your stock being quoted on the OTCBB throughout the prospectus.

The Company has revised the Registration Statement to disclose that it is taking the appropriate steps to be quoted on the OTCBB.

Prospectus Summary
Business of CPEX, page 2

4.	Please revise your disclosure to include a brief description of the nature and extent of CPEX’s current manufacturing, marketing and research and development activities.

The Company has revised the Registration Statement to remove the disclosure regarding the CPEX research and development business since CPEX does not currently have any research and development operations, nor does it have any manufacturing or marketing operations.

5.	Please revise your disclosure to explain what you mean by “validated” drug delivery platform technology.

The Company has revised the Registration Statement to remove the disclosure regarding a validated drug delivery platform technology.

Directors and Officers, page 2

6.	Please expand your discussion to clarify whether the directors and officers of Xstelos are also the directors and officers of CPEX.

The Company has revised the Registration Statement to address the Staff’s comment.

March 9, 2012

Risks Associated With Our Business, page 3

7.	Please revise your disclosure in this section to briefly list as their own separate bullet points the major risks associated with your business.

The Company has revised the Registration Statement to address the Staff’s comment.

Risk Factors, page 5

8.	Please include separate risk factors under the appropriate risk factors sections discussing:

•	The company’s lack of operating history;

•	Management’s lack of experience in the pharmaceutical industry;

•	Xstelos continuing to operate the business of Footstar as a going concern following the distribution; and

•
Your ability to attract and retain key personnel, noting any problems you have had attracting and retaining any key members of management in the recent past and if any member of your management team has any plans to leave your company in the near future.

The Company has revised the Registration Statement to include the first two of these risk factors. The Company believes that the third risk factor is covered in our risk factor, Our lack of an operating history makes it difficult to forecast our future results, making any investment in us highly speculative. As the Company and its predecessor have a recent history of positive net income and its independent auditor has not expressed any opinion regarding substantial doubt of whether the Company can continue as a going concern, we don’t believe any additional risk factor is warranted. Further, the Company believes that the fourth risk factor is immaterial to investors since the Company has not encountered and does not expect to encounter any difficulty in attracting or retaining key personnel, no member of management has plans to leave the Company at the present time or in the reasonably foreseeable future and the Company has no plans to retain additional members of its management team.

9.
You reference the possibility of adverse side effects for CPEX’s products in several of your risk factors.  Please revise your disclosure as appropriate in the risk factors section and in your Business section to disclose any adverse material side effects of the company’s sole commercial product, Testim.

The Company has revised the Registration Statement to include the requested information in an existing risk factor on page 13 and on page 30.

March 9, 2012

CPEX’s patent positions and intended proprietary or similar protections are uncertain, page 6

10.	To the extent that CPEX has received notice of any patent infringement claims, patent challenges or related legal actions against it, please revise your risk factor disclosure accordingly.

The Staff is advised that the Company has not received notice of any patent infringement claims, patent challenges or related legal actions with respect to its intellectual property except for the ongoing litigation with Upsher-Smith, which is discussed in the last risk factor on page 6 and elsewhere in the Registration Statement.

CPEX will rely on strategic partners to conduct clinical trials and commercialize..., page 8

11.
Given that CPEX’s revenues are generated solely from royalties generated by Auxilium’s sales of Testim, please revise your disclosure in this risk factor to briefly discuss your license agreement with Auxilium including any obligations that CPEX must fulfill so it does not breach the agreement.

The Company has revised the Registration Statement to further discuss the license agreement with Auxilium in this risk factor.

12.	To the extent that CPEX has had any disputes with Auxilium, please revise your disclosure to discuss the disputes and their consequences on the commercialization of Testim.

The Company advises the Staff that it has had no disputes with Auxilium.

An interruption in the sourcing and availability of the active ingredient used in..., page 9

13.	To the extent that CPEX has experienced difficulties obtaining pharmaceutical grade CPE-215 from suppliers, please revise your disclosure to discuss these problems and how they were resolved.

The Staff is advised that CPEX is not aware of its experiencing any difficulty obtaining pharmaceutical grade CPE-215 from suppliers. Because CPEX no longer has any ongoing research and development operations, the Company has removed the risk factor regarding the sourcing and availability of the active ingredient used in CPEX’s CPE-215 technology.

14.
Please revise your disclosure to describe whether you have any contractual arrangements with the manufacturers of CPE-215.  If so, please describe the material terms of each of these agreements, including, but not limited to any payment provisions, rights and obligations of both parties, duration and termination provisions.  Also, please file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K, or alternatively, provide an analysis supporting your determination that you are not substantially dependent on the agreements.

The Company advises the Staff that it has no contractual arrangements with the manufacturers of CPE-215 and as indicated in the response to question 13 the Company has removed the risk factor.

March 9, 2012
Page
5

If CPEX cannot keep pace with the rapid technological change and meet the intense..., page 11

15.	Please revise your disclosure in this risk factor to include the names of the other companies from which you face substantial competition.

The Company has revised the Registration Statement to address the Staff’s comment.

CPEX may incur substantial liabilities and may be required to limit..., page 11

16.	To the extent you have received notice of any product liability claims, please discuss the claim and its potential consequences in this risk factor.

The Company advises the Staff that it has not received any notice of a product liability claim.

Risks Related to Xstelos’s Use of Net Operating Losses and Other Taxable Matters, page 14

17.
We note from your disclosure on page 3 that as of October 1, 2011, Footstar had NOL carryforwards of approximately $122.6 million.  Please revise your disclosure in your first risk factor regarding NOL carryforwards to disclose this amount.

The Company has revised the Registration Statement to address the Staff’s comment.

The Distribution, page 17

18.
We note your statement, “In exchange for the contribution of all of its assets, Xstelos assumed all of Footstar’s liabilities and issued to Xstelos all of its common stock.”  Please note that Xstelos did not issue all of its common stock to itself.  Please revise this statement to read, “... and issued to Footstar all of its common stock.”

The Company has revised the Registration Statement to address the Staff’s comment.

Corporate History, page 19

19.	Please file the consulting and advisory agreement between Footstar Corp and the Investment Holding Company as an exhibit.

The Company has filed the consulting and advisory agreement as Exhibit 10.5 to the Registration Statement.

March 9, 2012

Business of CPEX
Overview, page 21

20.	We note that Auxilium is currently marketing Testim in the United States, Europe and other countries. Please disclose the other countries where Auxilium is currently marketing Testim.

The Company has revised the Registration Statement to address the Staff’s comment.

21.
We note that in connection with its agreement with Serenity, Allergen assumed CPEX’s exclusive development and license agreement with Serenity and that in return, CPEX is entitled to sales milestones and low single digit royalties on worldwide net sales following commercialization of SER-120.  Please revise your disclosure to quantify the total aggregate milestones that CPEX is entitled to receive.  Also, please file the underlying agreement evidencing Allergen’s assumption of CPEX’s development and license agreement with Serenity and the milestone’s and royalties that CPEX is entitled to receive pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully submits that CPEX’s assignment and assumption of the development and license agreement with Serenity Pharmaceuticals Corporation, and the underlying license agreement describing the milestone and royalty payments that CPEX is entitled to receive (collectively, the “Agreement”), is not a material agreement required, under Item 601(b)(10) of Regulation S-K, to be filed as an exhibit. The Company has concluded that the Agreement was not required to be filed because it (i) is an agreement that was made in the ordinary course of the Company’s business, (ii) is not an agreement on which the Company’s business is substantially dependent and (iii) does not fall within any of the other categories of Item 601(b)(10)(ii) of Regulation S-K. Additionally, during the development period, the Company believes that its financial obligations under the Agreement are “immaterial in amount or significance” and the Company does not anticipate eventual monetization of the Agreement. It appears the Staff accepted a similar conclusion when the Staff made a similar comment to CPEX’s Form 10 in its letter to the CPEX dated May 15, 2008. The agreements were not filed by CPEX with the Staff’s acquiescence. The Company believes no circumstances have changed to alter this conclusion.

Accordingly, we believe that any discussion of SER-120 licensing milestones in the Registration Statement is immaterial and potentially misleading.

The Company does not yet know whether the work being done under the Agreement will result in the development of a commercializable drug or therapy. In the event that a commercializable drug or therapy is developed pursuant to the Agreement, the Company will evaluate whether the Agreement has become one on which the Company is substantially dependent, and if so, then will file the Agreement with a periodic report pursuant to Regulation S-K.

March 9, 2012

Industry Overview, page 21

22.
Please provide the basis for your statements, “On average, it takes 10 to 15 years for an experimental new drug to progress from the laboratory to commercialization in the U.S., with an average cost of approximately $800 million to $900 million.  Typically, only one in 5,000 compounds entering preclinical testing advances into human testing and only one in five compounds tested in humans is approved for commercialization.”  Alternatively, please delete these statements from your disclosure.

The Company has revised the Registration Statement to delete this disclosure.

23.	Please revise your disclosure to describe the 505(b)(2) development path.

The Company has revised the Registration Statement to delete this disclosure.

License Agreement with Auxilium, page 26

24.
Please revise your disclosure regarding your license agreement with Auxilium to disclose the amount of aggregate milestones received by CPEX and obligations/rights to defend the patents licensed under the agreement.

 In May 2000, Auxilium obtained a license to CPEX’s CPE-215 drug delivery technology. The perpetual license was granted in exchange for certain milestone payments and royalties on sales of Testim. No further milestones achievements remain, such milestone payments were paid over 5 years ago and the CPEX business has undergone a fundamental change subsequent to the milestone payments. Accordingly, we believe that any discussion of Testim licensing milestones in the Registration Statement is immaterial and potentially misleading. The sole revenue stream for CPEX from Testim is based on a percentage of sales, and has already been disclosed. See page 23. We believe this disclosure provides investors with the all relevant material information with respect to this topic.

We have made an adjustment to clarify the language regarding CPEX’s obligations and rights to defend the patents licensed to Auxilium.

Business Strategy, page 27

25.
In view of management’s experience, please revise your disclosure to describe how you intend to pursue your stated business strategy.  In this regard, we note that Mr. Couchman appears to be the company’s sole executive.

The Company has revised the Registration Statement to address the Staff’s comment.

Intellectual Property, page 28

26.
We note your statement, “the use of CPEX technology with various products such as testosterone as well as other peptides is covered by both U.S. and foreign patents in many major market countries.”  However, we also note your statement which indicates that the initial patent for use of CPEX technology expired in Canada in 2010 and has expired in all other markets outside the United States.  Please revise your disclosure to clarify the discrepancy in your statements and to accurately describe the status of any foreign patents.  If CPEX currently holds any foreign patents covering its formulations, please describe them, the jurisdiction in which the patents are issued and their expiration dates.

The Company has revised the Registration Statement to address the Staff’s comment.

March 9, 2012

27.	Please revise your disclosure to provide the seven listed U. S. patents for Testim and their individual expiration dates.

The Company has revised the Registration Statement to address the Staff’s comment.

Employees, page 30

28.
Please revise your disclosure to indicate whether your CEO Jonathan M. Couchman is a full-time employee.  If he is not, please discuss the amount of time that Mr. Couchman dedicates to his duties as the company’s CEO and, if applicable, include a related risk factor in the Risk Factors section.

The Company advises the staff that Mr. Couchman is a full-time employee and has revised the disclosure accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(C.) Details of the Pro Forma Adjustments, a., page 36

29.	Please disclose and quantify the composition of the CPEX related acquisition costs and tell us how they reconcile to the $1.5 million disclosed in the second paragraph on page F-9.

Please see updated Unaudited Pro Forma Condensed Combined Financial Statements which states “a. To eliminate the related acquisition costs of the CPEX transaction, consisting of $1.325 million of nonrecurring direct acquisition costs incurred by Footstar Corporation and $2.943 million of nonrecurring direct acquisition costs incurred by CPEX, during the fiscal year ended December 31, 2011.”  These costs primarily include legal services, investment advisory services, investor relation services and proxy solicitation fees.

Please see direct acquisition costs in Note 1 of the Consolidated Financial Statements, CPEX Pharmaceuticals, Inc. Acquisition, which were adjusted to $1.3 million, which reconciles to the pro forma amount for Footstar Corporation.

Footstar Corp & Subsidiaries, Unaudited Consolidated Financial Statements
Consolidated Balance Sheet

30.	Please label the Consolidated Balance Sheet as unaudited.

The Staff is advised that the unaudited financial statements have been updated with the audited financial statements, as such there is no need for unaudited labels.

March 9, 2012

31.	Please revise your Equity section to comply with Rule 5-02, 29 and 30 of Regulation S-X, or tell us why your presentation is appropriate.

Please see updated audited Consolidated Financial Statements that comply with Rule 5-02, 29 and 30 of Regulation S-X.

Unaudited Consolidated Statements of Operations

32.	Please present earnings per share data in accordance with Rule 5-03, b, 21 of Regulation S-X, or tell us why your presentation is appropriate.

Please see updated audited Consolidated Financial Statements that comply with Rule 5-03, b, 21 of Regulation S-X.

Business and Basis of Presentation
CPEX Pharmaceuticals, page F-7

33.	You state that the allocation of consideration is based on a preliminary estimate. Please revise your disclosure to comply with ASC-805-10-50-6.

In connection with the inclusion of our December 31, 2011 audited financial statements in the registration statement, our allocation of consideration is no longer based on a preliminary estimate. Please see Note 1 to the audited Consolidated Financial Statements.

Fair Value Measurements

34.
Please disclose the valuation technique and the inputs used to value your real estate properties.  In addition, tell us why the fair value of the Mahwah property has not changed from January 2, 2010 to October 1, 2011.

Please see Note 2 to the audited Consolidated Financial Statements that have added language that describes the inputs we used to value out real estate properties.  Specifically, we used each location’s assessed tax valuation and local broker real estate estimates as valuation inputs.

The Staff is advised that the value of the Mahwah property has not changed due to compliance with ASC 360-10-35-17 – “Property, Plant, and Equipment Subsequent Measurement” which states the carrying value should be reported at the lesser of carrying cost or fair value.  As the Mahwah property was previously impaired in 2008, no significant event or change in circumstances has indicated a need for an additional impairment.   We believe, based on the assessed valuation for tax purposes, broker estimates, and a current sale discussion, the carrying value of the Mahwah property is being reported appropriately.

March 9, 2012

We note the acknowledgements of the Company requested by the Staff at the end of the Comment Letter. We advise the Staff that the Company will provide the requested acknowledgments at or before the time it requests acceleration of the effective date of the Registration Statement.

I welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman